Catalyst Pharmaceutical Partners, Inc.
220 Miracle Mile
Suite 234
Coral Gables, Florida 33134
October 23, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey Reidler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc. Registration Statement on Form S-1 Commission File No. 333-136039
Dear Mr. Reidler:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Catalyst Pharmaceutical Partners, Inc. (the “Company”) requests that the effectiveness of the above-referenced Registration Statement be accelerated at 10:00 a.m. on Tuesday, October 24, 2006, or as soon as possible thereafter.

Sincerely,
/s/ Patrick J. McEnany
Patrick J. McEnany
President and Chief Executive Officer Catalyst Pharmaceutical Partners, Inc.